Exhibit B

NATIONAL FUEL RESOURCES, INC.
BALANCE SHEET

	(Unaudited) AT SEPTEMBER 30,
	2005	2004

ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$31,488,245	$9,266,960
Accounts Receivable - Net	21,000,159	9,436,688
Accounts Receivable - Interco	2,690,039	3,294,229
Notes Receivable - Intercompany	--	22,800,000
Reserve for Bad Debts	(841,282)	(1,224,635)
Gas Stored Underground	28,642,242	21,924,513
Other Current Assets	234,385	279,709

	83,213,788	65,777,464

Property, Plant, and Equipment
Furniture and Fixtures	1,107,888	1,169,524
Less - Accumulated DD&A	(1,011,268)	(1,089,651)

	96,620	79,873

Fair Market Value of Derivative
Financial Instruments-Asset	--	--
Other Assets	238,890	113,460

	$83,549,298	$65,970,797

LIABILITIES
Current Liabilities:
Accounts Payable	$6,263,106	$5,218,409
Accrued Liabilities	21,432,394	10,402,413
Current Income Taxes - Federal	136,455	(73,632)
Accounts Payable - Intercompany	4,750,128	4,774,411
Notes Payable - Intercompany	3,600,000	--
Dividend Payable	2,200,000	1,950,000

	38,382,083	22,271,601

Long Term Liabilities:
Deferred Income Taxes	(9,555,270)	(3,148,139)
Fair Market Value of Derivative
Financial Instruments-Liability	23,965,197	3,646,837
Miscellaneous Deferred Credits	1,511,139	401,888

	15,921,066	900,586

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	8,623,861	12,346,741
Unrealized Gain/Loss	(12,877,712)	(3,048,131)

Total Equity	29,246,149	42,798,610

	$83,549,298	$65,970,797